Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9ºAndar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement dated January 22, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 22, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement)

Item 1

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Listed Company CNPJ/MF nº 33.256.439/0001-39 NIRE 35.300.109.724

COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA publicly listed company CNPJ/MF nº 33.069.766/0001-81 NIRE 33300025111	DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO S.A. publicly listed company CNPJ/MF nº 92.689.256/0001-76 NIRE 43300004821	REFINARIA DE PETRÓLEO IPIRANGA S.A. publicly listed company CNPJ/MF nº 94.845.674/0001-30 NIRE 43300002837

MARKET ANNOUNCEMENT

Ultrapar Participações S.A. (“Ultrapar”), together with its subsidiaries Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI”), hereby announce that the deadline for their respective shareholders to dissent and exercise their appraisal rights with respect to the deliberations at the Extraordinary General Shareholders Meeting held on December 18, 2007, at which the exchange of RPI, DPPI and CBPI shares for Ultrapar shares was approved, expired on January 21, 2008, pursuant to Article 137 of Brazilian Corporate Law, with no shareholders having exercised appraisal rights.

Ultrapar also announces that its management will not be calling an Extraordinary General Shareholder Meeting to reconsider the share exchange that was approved, and that the shares of RPI, DPPI and CBPI will cease to be traded on the São Paulo Stock Exchange (“BOVESPA”) on January 23, 2008 and the former shareholders from these companies will become shareholders of Ultrapar, whose shares are traded on BOVESPA under the ticker code UGPA4.

Pursuant to the share exchange, RPI Shareholders received 0.79850 preferred share of Ultrapar for every 1 (one) share of RPI; DPPI shareholders received 0.64048 preferred share of Ultrapar for every 1 (one) share of DPPI and CBPI shareholders received 0.41846 preferred shares of Ultrapar for every 1 (one) share of CBPI.

Fractional shares resulting from the share exchange will be sold at an auction to be held on the BOVESPA and the amount resulting from the sale will be made available for the respective shareholders after the final settlement of the shares sold at the auction.

São Paulo, 22 January 2008.

André Covre Investor Relations Director Ultrapar Participações S.A.

Sergio Roberto Weyne Ferreira da Costa Investor Relations Director Refinaria de Petróleo Ipiranga S.A.	Sergio Roberto Weyne Ferreira da Costa Investor Relations Director Distribuidora de Produtos de Petróleo Ipiranga S.A.	Sergio Roberto Weyne Ferreira da Costa Investor Relations Director Companhia Brasileira de Petróleo Ipiranga